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09059044

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER

8- 22183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road, Suite 100

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Pittsburgh   PA   15237
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karl G. Smrekar Jr. , Executive Vice President, Secretary/   (412) 367-3880
                                            Treasurer   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horovitz, Rudoy & Roteman, LLC

(Name – if individual, state last, first, middle name)

436 Seventh Avenue, Kopper's Building, Sixth Floor, Pittsburgh, PA   15219

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 2 2009

BRANCH OF REGISTRATIONS
AND EXAMINATIONS

FOR OFFICIAL USE ONLY 02

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                      information contained in this form are not required to respond
                      unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Karl G. Smrekar Jr.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Allegheny Investments, Ltd.__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Executive Vice President, Secretary/__
      Title   Treasurer

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HOROVITZ RUDOY & ROTEMAN

CERTIFIED   PUBLIC   ACCOUNTANTS   AND   BUSINESS   ADVISORS

INDEPENDENT AUDITORS' REPORT

February 24, 2009

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Allegheny Investments, LTD. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, LTD. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horovitz, Rudoy & Roteman LLC

Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
E-mail: team@hrrcpa.com • www.hrrcpa.com

Member American and Pennsylvania Institutes of Certified Public Accountants • Member of CPA Associates International

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	1,620,307
Broker deposit		50,000
Receivables from noncustomers		978,201
Furniture and fixtures - at cost, net of accumulated depreciation of $170,149		27,250
Investment		3,300
Prepaid expenses		93,361
TOTAL ASSETS	$	2,772,419

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$	741,513		
Accounts payable - related party		255,466		
Accrued expenses		305,168		
Accrued corporate taxes		6,640		
TOTAL LIABILITIES			$	1,308,787

STOCKHOLDERS' EQUITY

Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 outstanding		33,750	
Paid-in capital		116,430	
Retained earnings		1,327,883	
Treasury stock , 66 shares at cost		(14,431)	
TOTAL STOCKHOLDERS' EQUITY			1,463,632
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$		2,772,419

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock
Balance, beginning	$ 33,750	$ 116,430	$ 1,393,972	$ (14,431)
Net income	-	-	48,078	-
Distributions	-	-	(114,167)	-
Balance, ending	$ 33,750	$ 116,430	$ 1,327,883	$ (14,431)

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES

Commissions on securities	$ 203,325	
Commissions on investment company shares	9,941,968	
Commissions on partnership interests	668,506	
Commissions on annuities	843,558	
Commissions - other	1,111,836	
Interest income	52,921	
TOTAL REVENUES		$ 12,822,114

EXPENSES

Salaries and other employment costs	10,936,515	
Other operating expenses	1,837,521	
TOTAL EXPENSES		12,774,036
NET INCOME		$ 48,078

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from commissions	$ 12,744,639	
Cash paid to suppliers and employees	(13,033,065)	
Interest received	52,921	
NET CASH USED BY OPERATING ACTIVITIES		$ (235,505)

CASH FLOWS FROM FINANCING ACTIVITIES

Cash distributions	(114,167)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(349,672)
CASH AND CASH EQUIVALENTS - BEGINNING	1,969,979
CASH AND CASH EQUIVALENTS - ENDING	$ 1,620,307

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

RECONCILIATION OF NET INCOME TO NET CASH
  USED BY OPERATING ACTIVITIES

NET INCOME			$ 48,078
ADJUSTMENTS TO RECONCILE NET INCOME TO NET			
CASH USED BY OPERATING ACTIVITIES			
Depreciation	$ 13,524		
CHANGES IN ASSETS AND LIABILITIES THAT			
PROVIDED (USED) CASH			
Receivables		(24,554)	
Prepaid expenses		34,425	
Deferred revenue		8,254	
Accounts payable, including related party		(174,745)	
Accrued liabilities		(140,487)	
TOTAL ADJUSTMENTS			(283,583)
NET CASH USED BY OPERATING ACTIVITIES			$ (235,505)

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

Note 1 - Summary of Operations and Significant Accounting Policies

Operations: Allegheny Investments, LTD., is a full-service broker\dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation and Amortization: Depreciation and amortization are calculated using straight line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery periods are as follows:

Assets	Economic Lives/Recovery Period
Office furniture and equipment	3 - 10 years

Depreciation expense for the year ended December 31, 2008 amounted to $13,524.

Cash Flows: For purposes of the statement of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: The Company's principal activities include sales of securities, real estate partnerships, annuities and insurance contracts with the majority of their clients located in the Western Pennsylvania Area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables From Noncustomers: Noncustomer receivables primarily consist of revenue due to the Company as a distributor for various investment and insurance products. The Company has reviewed the accounts receivable and management considers the balance at year end to be substantially collectible.

Advertising Costs: The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2008 amounted to $41,703.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income: Investment advisory fees received are recognized as earned on a pro rata basis over the term of the contract.

Note 2 - Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Cash Reserve

The Company has cash of approximately $50,000, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 4 - Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Note 5 - Profit Sharing Plan

The Company is involved in a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company contributed approximately $170,475 to the plan during the year ended December 31, 2008.

Note 6 - Related Party Transactions

The Company has a payable of $255,466 to an affiliated corporation for various expenses that have been allocated between the corporations based on calculations.

Note 7 – Operating Leases

The Corporation and an affiliated corporation have also entered into a seven year and five month lease for the facilities it currently occupies. The total monthly rental is $0 for the first five months, $29,034 for the next three and half years, and $30,847 for the remaining three and half years. The Company's portion of these rental payments are $0 for the first five months, $24,679 for the next three and half years, and $26,220 for the remaining three and half years. During 2007, the Corporation and an affiliated company entered into an additional lease agreement for office space on an additional floor of the facility that it currently occupies. The total monthly rental for the additional space is $0 for the first two months, $8,691 for the next twenty-two months, and $9,148 for the remaining forty-one months. The Company's portion of these rental payments are $0 for the first two months, $7,387 for the next twenty-two months, and $7,775 for the remaining forty-one months. Rent expense for the year ended December 31, 2008 amounted to $380,179.

The following is a schedule of future minimum rental payments required under the above leases as of December 31, 2008:

Year ending 2009	$	392,651
2010	$	407,949
2011	$	407,949
2012	$	407,949
2013	$	94,211

Note 8 - Stockholders' Equity

The Company has authorized 25,000 shares of class N non-voting common stock which has no par value. At December 31, 2008, no shares have been issued.

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the Company and then to the other stockholders at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death or disability.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $890,556 which was $640,556 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.470 to 1.

Note 10 - Investment

This security is not readily marketable, which means it is a security (a) for which there is no market on a securities exchange or no independent publicity quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, of conditions applicable to the securities or to the Company. The investment is recorded at cost.

Note 11 - Litigation

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company. The Company has included a provision in the amount of $60,000 in the financial statements.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

SCHEDULE I

NET CAPITAL

Total stockholders' equity — $ 1,463,632

Less: Non allowable assets

Receivable from noncustomers	359,313
Receivable from brokers or dealers	9,512
Furniture and equipment	27,250
Prepaid expenses	93,361
Investment	3,300

TOTAL NON ALLOWABLE ASSETS — 492,736

NET CAPITAL BEFORE HAIRCUTS — 970,896

Haircuts on trading and investments securities - other	(10,340)
Haircut on fidelity bond deductible	(70,000)

NET CAPITAL — $ 890,556

AGGREGATE INDEBTEDNESS

Accounts payable, commissions payable and deposits — $ 1,308,787

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required — $ 87,257

Minimum dollar net capital requirement — $ 250,000

Net capital requirement — $ 250,000

Excess net capital at 1500% — $ 803,299

Excess net capital at 1000% — $ 759,671

Excess net capital — $ 640,556

Ratio: Aggregate indebtedness to net capital — 1.470 to 1

SCHEDULE II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - National Financial Services

Allegheny Investments, LTD. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

ALLEGHENY INVESTMENTS, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3 1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

SCHEDULE III

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$	870,721
ADJUSTMENTS		
Audit adjustments to receivables from non-customers		6,014
Audit adjustments to record additional accruals		13,821
AUDITED NET CAPITAL	$	890,556


HOROVITZ
RUDOY &
ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

February 24, 2009

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Allegheny Investments, LTD. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
E-mail: team@hrrcpa.com • www.hrrcpa.com

Member American and Pennsylvania Institutes of Certified Public Accountants • Member of CPA Associates International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Horovitz, Rudoy & Roteman LLC

FINANCIAL REPORT

ALLEGHENY INVESTMENTS, LTD.

FOR THE YEAR ENDED DECEMBER 31, 2008